John J. DiRocco, Jr.

Vice President, Assistant General

Counsel and Corporate Secretary

SunCoke Energy, Inc.

1011 Warrenville Road

Suite 600

Lisle, IL 60532

630.824.1785 Phone

630.824.1185 FAX

jjdirocco@suncoke.com

November 9, 2016

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Pamela Long, Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-212785) of SunCoke Energy, Inc.

Ladies and Gentlemen:

On behalf of SunCoke Energy, Inc. (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on Tuesday, November 15, 2016, or as soon thereafter as practicable. This request has been transmitted via EDGAR.

If you require additional information, please contact Gillian A. Hobson (713-758-3747) or Michael Blankenship (713-758-3579) of Vinson & Elkins L.L.P, or me (at the letterhead address).

Very truly yours,

By:	/s/ John J. DiRocco, Jr.
Name:	John J. DiRocco, Jr.
Title:	Vice President, Assistant General Counsel and Corporate Secretary

cc:	Jeanne Baker (SEC)
David Korvin (SEC)
Nudrat Salik (SEC)
Katherine T. Gates (Registrant)
Fay West (Registrant)
Gillian A. Hobson (Vinson & Elkins LLP)
Michael Blankenship (Vinson & Elkins, LLP)